Contact

www.linkedin.com/in/lauraabishop (LinkedIn)

Top Skills

Mergers & Acquisitions (M&A)

Sustainable Business

University Teaching

Certifications

ESG: Navigating the Board's Role

Adult CPR/AED

Private Company Governance Certificate

Honors-Awards

Women in Sustainability Leadership Award Winner 2024

Laura Bishop

Independent Board Director | Senior Fellow | C-Suite Strategist | Former Fortune 50 Executive | Regulatory Affairs & Public Policy | Sustainability | Climate Tech

Greater Minneapolis-St. Paul Area

Summary

Laura Bishop is a corporate board director, c-suite advisor, former Fortune 50 Chief Sustainability and Corporate Responsibility Officer, and state environmental regulator with deep expertise in navigating complex regulatory landscapes and aligning board strategies with long-term business goals. Laura is a trusted strategist and globally recognized leader with a proven record of leveraging technologies to drive growth, operational efficiency, and sustainable, ethical business practices.Laura serves on the board of Ecologi, a UK-based climate action platform that helps businesses and individuals invest in high-quality and high-integrity climate solutions. She also serves as on the Industry Advisory Council at Gavity, an enterprise carbon and energy platform focused on climate reporting and cost-savings. Formerly, Laura served as the first independent board director and on the Audit Committee for EcoVadis, a private software as a service (SaaS) company located in France specializing in supply chain and sustainability intelligence and ratings. where she provided direction to executive leadership and customer and regulatory insights as the company scaled its services and impact. Active in her community, Laura serves on the board of Minnesota Aurora, a general benefit corporation and women's pre-professional soccer team and as Vice Chair of the Minnesota Sports Facilities Authority which is responsible for the design, construction and operation of US Bank Stadium. Laura served as Chief Sustainability and Corporate Responsibility Officer of Best Buy (NYSE:BBY). While at the company, she led sustainability, environmental compliance, supply chain sustainability, social impact, philanthropy, and government relations. Laura was part of the Best Buy Renew Blue Operating Council, reporting to CEO Hubert Joly, where she helped lead strategies for a successful business turnaround.Laura also served as the chief environmental regulator and member of the Governor's Cabinet for the State of Minnesota where she led a biennial budget of nearly $1 billion and team 1000

employees with oversight for 80,000 industrial and municipal permits for land, air, and water. Expertise: Experienced Board Director, Governance, Operations, P&L, M&A, Regulatory & Government Affairs, Sustainability, Issues management, Strategy, Transformations and Turnarounds, Global Teams, Climate Tech, SaaS, Supply Chain, Industry Disruption, Stakeholder Management, Governance, Audit Committee, Consumer Goods, Retail, Waste, Industrial sector, Utilities, Renewables, Pre-IPO planning

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Experience

Ecologi | B Corp™
Board of Directors
October 2024 - Present (1 year 7 months)
United Kingdom

Gravity
Advisory Council Member
November 2025 - Present (6 months)

Humphrey School of Public Affairs
3 years 9 months

Senior Fellow
June 2025 - Present (11 months)

Adjunct Faculty
August 2022 - June 2025 (2 years 11 months)

EcoVadis
Independent Non-Executive Board Member & Audit Committee member
June 2022 - October 2025 (3 years 5 months)
Paris, France

Privately-held growth company backed by venture capital firms CVC Capital Partners, General Atlantic, and Astorg

Minnesota Pollution Control Agency
Commissioner
January 2019 - July 2021 (2 years 7 months)
Greater Minneapolis-St. Paul Area

Best Buy
15 years 4 months

Chief Corporate Responsibility and Sustainability Officer
February 2017 - April 2018 (1 year 3 months)

Vice President of Public Affairs & Sustainability
June 2013 - February 2017 (3 years 9 months)

Vice President, Government Relations
December 2011 - June 2013 (1 year 7 months)

Sr. Director Government Relations
December 2009 - December 2011 (2 years 1 month)

Director, Government Relations
December 2006 - December 2009 (3 years 1 month)

Sr. Manager, Government Relations
December 2004 - December 2006 (2 years 1 month)

Manager, Government Relations
January 2003 - December 2004 (2 years)

State of Minnesota
Assistant Commissioner, Department of Administration
October 1999 - January 2003 (3 years 4 months)

U.S. Department of State
Special Assistant to the Ambassador, U.S. Embassy Bern
January 1997 - August 1998 (1 year 8 months)
Bern, Switzerland

U.S. Department of Education
Office of the White House Liaison
July 1995 - January 1997 (1 year 7 months)

The Clinton-Gore White House
Office of Scheduling and Advance
July 1994 - July 1995 (1 year 1 month)
Washington, District of Columbia, United States

United States Senate

Legislative Correspondent
March 1993 - July 1994 (1 year 5 months)
Washington, District of Columbia, United States

Education

University of Wisconsin-Madison
BA, International Relations and Scandinavian Studies

University of Michigan
Master's degree, Public Affairs